 207 774-1200 main

 207 774-1127 facsimile

 bernsteinshur.com

B E R N S T E I N   S H U R

________________________________________________________________________________________________________________________________________

             C O U N S E L O R S   A T   L A W

100 Middle Street

PO Box 9729

Portland, ME 04104-5029

Leslie K. Klenk

207 228-7295 direct

lklenk@bernsteinshur.com

VIA E-MAIL AND EDGAR

April 11, 2011

Ms. Mary A. Cole

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:

Huntington Strategy Shares

File Nos.: 333-170750; 811-22497

Dear Ms. Cole:

On November 22 2010, Huntington Strategy Shares (the “Registrant”) filed a registration statement on Form N-1A under the Securities Act of 1933, as amended (“Securities Act”) and the Investment Company Act of 1940 (“1940 Act”) to register shares in three separate actively managed exchange-traded funds (“Registration Statement”).  The SEC Staff (“Staff”) provided comments on the registration statement by letter dated December 29, 2010. Each comment set forth in the Staff’s letter has been reproduced below, followed immediately by the response of Registrant.  Unless otherwise stated herein, defined terms have the same meaning as set forth in the Registration Statement.

Prospectus-General

COMMENT 1:  Please confirm to the Staff in your response letter that the Registrant has filed an exemptive application to operate as an exchange-traded fund ("ETF"). In addition, confirm that the disclosure in the registration statement is consistent with the Trust's exemptive application. Specifically, confirm that the application fully discusses the non-index management strategies.

RESPONSE 1:  The Registrant, a newly organized Delaware statutory trust, and the Advisor have an Amended and Restated Exemptive Application dated October 21, 2010 on file with the SEC to operate Huntington Rotating Markets Strategy Fund and Huntington EcoLogical Strategy Fund, proposed series of the Trust, as actively managed ETFs (“Application”).  These Funds do not contemplate the use of options contracts, futures

April 11, 2011

contracts, swap agreements, or other derivative securities.  Staff comments to this application have yet to be received.  An amendment to the Application will be filed to address Staff comments thereto and to incorporate updates to each Fund’s investment strategies and operational features (e.g. cut-off times to submit orders for creations and redemptions) reflected in the pre-effective amendment no. 1 to the Trust’s registration statement filed on April 11, 2011 (“Pre-Effective Amendment”).1

The Registrant and the Adviser also have a separate Amended and Restated Exemptive Application dated October 21, 2010 on file with the SEC to operate Huntington Equity Protection Strategy Fund, another proposed Trust series, as an actively managed ETF.  A separate application was filed for Huntington Equity Protection Strategy Fund due to the Fund’s contemplated use of derivatives as part of its investment strategy.  The Staff has verbally informed the Registrant that its application for Huntington Equity Protection Strategy Fund is on hold pending the Staff’s review of the use of derivatives by mutual funds, ETFs, and other investment companies.  Accordingly, consistent with our conversation in January 24, 2011, the Registrant has excluded disclosure regarding the Huntington Equity Protection Strategy Fund from the Pre-Effective Amendment.  The Registrant will seek registration of the shares of Huntington Equity Protection Strategy after the SEC staff reinitiates its consideration of exemptive applications for actively managed ETFs that contemplate the use of derivatives.

COMMENT 2:  In your response, inform us of any planned transfer of assets from the existing fund. Depending on your response, we may have additional comments.

RESPONSE 2:  The Registrant is exploring the possibility of combining Huntington Rotating Markets Fund (‘Target Fund”), a retail series of The Huntington Funds, a registered open-end investment company, with and into Huntington Rotating Markets Strategy Fund (“Acquiring Fund”), a proposed series of the Registrant, to either initially seed the Acquiring Fund or as part of conversion to take place after the Acquiring Fund’s commencement of operations.  While no final determination has been made regarding whether to proceed with a combination of such funds, any transaction proposed to combine the two funds would be processed consistent with the requirements of Rule 17a-8 and would in addition be subject to approval by the Target Fund’s shareholders.  The Registrant also intends to consult with the Staff regarding any formal plans to combine the funds prior to implementation.

_______________

1  The Application requires certain disclosure regarding the creation and redemption process to be included in the Prospectus.  Form N-1A permits an ETF to include most disclosure regarding a Fund’s creation/redemption process in the SAI.  Based on conversations with the Staff assigned to review the Application, it is anticipated that the Registrant will receive a comment to remove all registration statement disclosure requirements from the Application since Form N-1A provides guidelines for the placement and inclusion of disclosure within the registration statement.  Accordingly, and to the extent permissible under Form N-1A, disclosure regarding a Fund’s creation/redemption process has been limited to the SAI in the Pre-Effective Amendment.

April 11, 2011

Cover Page

COMMENT 3:  Please delete the two paragraphs above the disclaimers.  Form N-1A only permits a brief (i.e., one sentence) statement on the cover page. See Item 1, Instruction.

RESPONSE 3:  The two paragraphs in question are not included in the Pre-Effective Amendment.

Huntington Rotating Strategy Fund

COMMENT 4:  Fee Table-Please delete Footnote 1 from "Shareholder Fees".  Delete the words "are projected as the Fund has yet to commence operations and" from Footnote 3.  In your response, please confirm that the fee waiver will remain in effect for at least one year.  Please change the line item "Total Annual Operating Expenses" to "Total Annual Fund Operating Expenses".  Please revise the line item "Net Annual Fund Operating Expenses" to "Total Annual Fund Operating Expenses after Expense Reduction/Reimbursement".  These comments apply to the other two Funds' fee table disclosures.

RESPONSE 4:  The requested updates have been incorporated into the Fee Table disclosure for each Fund included in the Pre-Effective Amendment.  The Registrant confirms that the fee waiver will remain in effect for at least one year.

COMMENT 5:  Example-Please confirm that the waiver is reflected only for the period it is expected to be in effect.

RESPONSE 5:  The Registrant confirms that the waiver is reflected only for the period it is expected to be in effect.

Principal Investment Strategy

COMMENT 6:  Define "market sector" and explain the meaning of "rotating strategy."

RESPONSE 6:  The requested disclosure has been incorporated into the Pre-Effective Amendment.

Principal Investment Risks

COMMENT 7:  Why does the first paragraph include a disclaimer about FDIC insurance when it does not appear that the Funds are sold through a bank?

RESPONSE 7:  The disclaimer about FDIC insurance is made consistent with the disclosure requirements set forth in Item 4(b)(iii) of Form N-1A.  It is anticipated that the Funds may be sold through banks, including but not limited to The Huntington National Bank, an affiliate of the Advisor.

COMMENT 8:  Geographic risk is identified as a principal risk. Please provide corresponding disclosure under Principal Investment Strategy.

April 11, 2011

RESPONSE 8:  After further consideration, the Registrant does not believe that geographic risk is a principal investment risk of the Fund.  Accordingly, the Pre-Effective Amendment refers to “Sector Risk” as opposed to “Sector Risk/Geographic Risk” and does not include corresponding disclosure in the Principal Investment Strategy.

COMMENT 9:  In "Sector Risk/Geographic Risk” the reference to "bond markets" is the first reference to fixed income investing. Please add appropriate disclosure under Principal Investment Strategy.

RESPONSE 9:  It is not anticipated that the Fund will invest in bonds as part of its principal investment strategy.  Moreover, as set forth in Response 8, after further consideration, the Registrant does not believe that geographic risk is a principal investment risk of the Fund.  Accordingly, the Pre-Effective Amendment refers to “Sector Risk” as opposed to “Sector/Geographic Risk” and this risk disclosure does not reference “bond markets.”

Investment Advisor and Portfolio Manager

COMMENT 10:  Please conform the spelling of "adviser/advisor" in the registration statement. Also, please revise the disclosure to state that the Vice President of the Advisor "has served as the Fund's portfolio manager since the Fund's inception in 2011.

RESPONSE 10:  The requested updates have been incorporated into the disclosure contained in the Pre-Effective Amendment.

Huntington EcoLogical Strategy Fund

COMMENT 11:  This Fund's name requires that it invest at least 80 percent of its assets in the securities of ecologically-focused companies. In addition, the definition of appropriate companies should be revised to provide a more meaningful test for inclusion in the universe of companies appropriate for investment.  For example, the Fund might establish a revenue test (50% of total revenues derived from environmental technologies) and/or a test based on a ratio of capital invested.

RESPONSE 11:  The 80% limitation has been incorporated into the Fund’s Principal Investment Strategy section included in the Pre-Effective Amendment.  While the Registrant believes that the criteria utilized by the Advisor to identify prospective companies for investment as set forth in the original registration statement is consistent with corresponding disclosure contained in certain other environmentally conscious funds such the Winslow Green Growth Fund and the Green Century Balanced Fund (“Comparable Disclosure”), updates to the disclosure have been made and incorporated into the Pre-Effective Amendment to address the Staff’s comment.  In particular, disclosure has been added to state that ecologically-focused companies will include those comprising recognized, environmentally-focused indices or companies that derive approximately 1/3 of their revenue from activities aligned with Environmental Themes.

April 11, 2011

Further, the updated disclosure contemplates additional companies being eligible for investment to the extent that the Advisor believes that environmentally conscious trends will positively impact the company’s future revenue or if the Advisor believes that the company has demonstrated sustainable environmental practices.  Environmentally conscious trends and sustainable environmental practices are explained in the Pre-Effective Amendment.  Moreover, as stated in the Pre-Effective Amendment, investments in these types of companies may not exceed 10% of the Fund’s total assets.

Principal Investment Strategy

COMMENT 12:  The disclosure states that the Fund's strategy of investing in companies with an environmental focus may result in the Fund's investing greater than 25% of its net assets in one or more market sectors. Define "market sector" and, in your response, confirm that the Fund will not concentrate its investments in anyone industry.

RESPONSE 12:  The requested disclosure has been incorporated into the Pre-Effective Amendment.  The Registrant confirms that the Fund does not intend to concentrate its investments in anyone industry.

Principal Investment Risks

COMMENT 13:  "Growth Investing" is identified as a principal risk.  Please add appropriate disclosure under Principal Investment Strategy.

RESPONSE 13:  The requested disclosure has been incorporated into the Pre-Effective Amendment.

Huntington Equity Protection Strategy Fund

General

COMMENT 14:  The term "Equity Protection" implies a guarantee or insurance protection against losses. In your response, explain how the put options provide "equity protection." Depending on your response, we may have additional comments.

RESPONSE 14: Due to the Fund’s use of derivatives as part of its principal investment and the fact that the Registrant’s exemptive application to operate the Fund as an actively managed ETF is on hold pending the Staff’s review of the use of derivatives by mutual funds, exchange-traded funds, and other investment companies, the Registrant has decided, consistent with Staff advice, to postpone registration of the Fund’s shares.  Accordingly, disclosure regarding the Fund is not included in the Pre-Effective Amendment. Finally, in consideration of this comment the Registrant expects to revise the Fund’s name to eliminate “Protection” when a Post-Effective Amendment to the Registration Statement is filed to register shares of this Fund.

April 11, 2011

Principal Investment Strategy

COMMENT 15:  The disclosure should state that the Fund invests at least 80 percent of its assets in equity securities. Describe the types of equity securities in which the Fund will invest.

RESPONSE 15: Due to the Fund’s use of derivatives as part of its principal investment and the fact that the Registrant’s exemptive application to operate the Fund as an actively managed ETF is on hold pending the Staff’s review of the use of derivatives by mutual funds, exchange-traded funds, and other investment companies, the Registrant has decided, consistent with Staff advice, to postpone registration of the Fund’s shares.  Accordingly, disclosure regarding the Fund is not included in the Pre-Effective Amendment.

Principal Investment Risks

COMMENT 16:  Derivative Contracts Risk- (i) Disclose whether the derivative instruments may be used for speculation as well as for hedging. See Letter dated July 30, 2010, from Barry Miller, Associate Director, Office of Legal and Disclosure, Division of Investment Management to the Investment Company Institute ("Derivatives Letter"); (ii) set forth the principal derivatives strategies in which the Fund may engage. See Derivatives Letter; (iii) please specify all types of derivatives in which the Fund may invest and equate the specific risks associated with each type of derivative. In addition, describe the extent of derivatives exposure of the Fund.

RESPONSE 16:  Due to the Fund’s use of derivatives as part of its principal investment and the fact that the Registrant’s exemptive application to operate the Fund as an actively managed ETF is on hold pending the Staff’s review of the use of derivatives by mutual funds, exchange-traded funds, and other investment companies, the Registrant has decided, consistent with Staff advice, to postpone registration of the Fund’s shares.  Accordingly, disclosure regarding the Fund is not included in the Pre-Effective Amendment.

More About the Huntington Strategy Shares

COMMENT 17:  Sub-Advisor-Disclose whether the sub-advisor's clients include any other investment companies. In this section identify the entity that pays the Funds' sub-advisory fee and include the amount to be paid the sub-adviser.

RESPONSE 17:  Due to the Fund’s use of derivatives as part of its principal investment and the fact that the Registrant’s exemptive application to operate the Fund as an actively managed ETF is on hold pending the Staff’s review of the use of derivatives by mutual funds, exchange-traded funds, and other investment companies, the Registrant has decided, consistent with Staff advice, to postpone registration of the Fund’s shares.

April 11, 2011

Accordingly, disclosure regarding the Fund and its Sub-Advisor is not included in the Pre-Effective Amendment.

Dividends and Distributions

COMMENT 18:  Disclose the tax consequences, including the potential generation of short-term capital gains, of an actively managed ETF.

RESPONSE 18:  Consistent with our conversation on March 3, 2011, the tax section has not been updated incorporate the recommended disclosure as the investment risk section of each fund discusses the tax ramifications of actively managed ETFs.

***********

If you should have any questions regarding this response or the Pre-Effective Amendment, please do not hesitate to contact me directly.

Sincerely,

/s/ Leslie K. Klenk

Leslie K. Klenk

LKK/kn